

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Michael L. Gravelle
Executive Vice President, General Counsel
Black Knight Financial Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:** **Black Knight Financial Services, Inc.**
> **Amendment No 2 to Registration Statement on Form S-1**
> **Filed March 30, 2015**
> **File No. 333-201241**

Dear Mr. Gravelle:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where we refer to prior comments we are referring to our letter dated March 12, 2015.

Prospectus Summary

Corporate Structure and Reorganization, page 9

1.   Please significantly revise the penultimate paragraph on page 11 to present key information using clear, everyday language and to avoid the use of legal jargon.

Agreements with Our Principal Equityholders, page 14

2.   Please specify the "certain additional agreements" you intend to enter into with your existing equity holders.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note (2) Pro Forma Adjustment, page 77

3.   We note that you may be required to make tax distributions to help each of the holders of the Units to pay taxes according to such holder's allocable share of taxable income rather than on a pro rata basis pursuant to the Amended and Restated Operating Agreement. Tell us how you plan to account for this arrangement and what consideration you gave to reflecting these tax distributions in your pro forma financial information.

4.   You indicate in adjustment (a) that you have assumed that you will own 42% of BKFS Operating LLC after this offering. Please explain to us and disclose the accounting model you relied upon in your conclusion to consolidate BKFS Operating LLC. In addition, please confirm to us that you will provide the basis for consolidation and any other required disclosure in ASC 810-10-50 in future filings.

5.   In adjustment (e), please explain the adjustments for the acceleration of certain profits interests awards from BKFS Operating LLC as a result of the offering. Tell us why these adjustments are considered factually supportable, directly attributable to the transaction, and expected to have a continuing impact on the statement of operations. Refer to Rule 11-02(b)(6) of Regulation S-X.

Liquidity and Capital Resources

Cash Requirements, page 100

6.   You indicate on page 59 that you intend to make tax distributions to the holders of Units and to fund dividends. Revise to disclose the reasonably expected impact on your liquidity from the currently known trends, events and uncertainties related to the agreement to make these distributions. Refer to Sections III.B.3 and IV of SEC Release 33-8350.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or in his absence, me at (202) 551-3457 with any other

Michael L. Gravelle
Black Knight Financial Services, Inc.
April 16, 2015
Page 3

questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.


Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel


cc: Alexander D. Lynch, Esq.
       Weil, Gotshal & Manges LLP